Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

2016 Cowen Aerospace / Defense & Transportation Conference February 4, 2016

Cautionary Statement Regarding Forward Looking Statements The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. Additional Information and Where to Find It In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com. This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Legal Disclosures

Agenda Leidos Strategy Rationale for the Combination Transaction Financials and Structure Integration Plan

Leidos Strategy

To be a recognized global leader in solving important problems in National Security, Critical Infrastructure, and Health. Through the inspired work of our diverse employees, we will deliver innovative, scalable solutions for our customers. We will do this with sustainability in mind, while also caring for our employees and the communities in which we operate. VISION Through our culture of innovation, we will develop deep customer trust and create enduring solutions that improve our world. MISSION Be a leader in the application of information to solve important customer problems ©2016 LEIDOS. ALL RIGHTS RESERVED

SecDef Carter releases top line budget for $582B in early February OCO funding for operations was significantly bolstered, to $59B in FY17 On October 28, 2015, a budget deal was passed via the Bipartisan Budget Agreement (HR1314) setting overall government funding levels for the next two years Budget out years (FY18-FY20) will continue slow growth from bottom of budget cycle FY17 Administration Budget (current $B) Current US Government Budget Environment

Basis for Competition in the Industry People Experience – both technical and domain knowledge Customer relationships – understanding the mission requirements Capabilities Advanced technology-based solutions Large scale network design & operation Data driven intelligence Cost Competitive cost structure across all served markets Aiming to provide best value solutions to the customer

Rationale for the Combination

Strategic Transaction + Significant Value to Stockholders

Strategic Rationale

- Creates a **leading Government & IT Services player** with **mission-critical domain expertise** and high-technical competencies
- **Highly complementary** market offerings, capability, and customer reach

Synergies

- **Identifiable run-rate synergies of $120mm**, with significant portion captured in 2017
- **Enhanced competitiveness with cost synergies** drive additional growth
- **Longer term revenue synergies** enable upside potential
- Integration planning already underway

Improved Financial Profile

- Transaction adds **~$500mm of incremental EBITDA**, with improved growth prospects in 2017 and beyond
- Enhances Leidos financial profile with **structurally higher margins, earnings growth and significant cash flow generation**

*Leidos stockholders receive **~$13.50 in cash PLUS EPS accretion***

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©2016 LEIDOS. ALL RIGHTS RESERVED

Combined Company Market Alignment

Leidos
IS&GS

C4ISR

~$1.7B



Design, Develop, Maintain NextGen C4ISR Component Systems

Mission IT

~$1.6B



Manage and Modernize Large-Scale Critical IT Systems

Intelligence Services

~$1.8B



Provide World-Class Analytic Services Leanly and Efficiently

Healthcare Information

~$1.6B



Engineering Secure, Productive Healthcare Solutions

Infrastructure and Logistics

~$1.8B



Efficiently Integrating and Managing Large, Diverse Plants and Infra.

Transportation

~$1.6B



Secure Transportation and Facilitate Commerce

Note: Based on 2015 estimate.

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Strategic Rationale – Complementary Capabilities IS&GS Pro forma Leidos Logistics ˜ ˜ ˜ Facilities Management ˜ ˜ ˜ Data Center Consolidation ˜ ˜ ˜ Financial and HR ERP Outsourcing ˜ ˜ ˜ IT Operations ˜ ˜ ˜ C4ISR ˜ ˜ ˜ Application Development ˜ ˜ ˜ Cybersecurity ˜ ˜ ˜ Systems Engineering ˜ ˜ ˜ Pro forma Leidos will have broader capability set and no material OCI exposure

Transaction Financials & Structure

Pro forma Leidos Positioned For Growth

	Leidos	Pro forma Leidos
Increased Scale With More Balanced Portfolio	~$5 billion Civil & Commercial: 28% Defense & Intel: 72%	~$10 billion Civil & Commercial: 45% Defense & Intel: 55%
Competitive Cost Structure and Structurally Higher EBITDA Margin	~8.0%	~9.5 – 10%
Improved Free Cash Flow Generation	~$250 million	> 2x FCF [(1)]

(1) Excludes one-time integration costs.

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Pro Forma 2016E IS&GS EBITDA



EBITDA Margin
Margin
~9.0%
Margin
~10.0%
LMT IS&GS EBIT
D&A
Pension & Other Cost Savings Adjustments (1)
Pro Forma IS&GS EBITDA

- IS&GS historically constrained by cost structure within Lockheed Martin
  - Pension and other flowdown costs retained by Lockheed Martin
- IS&GS structurally higher margins driven by mission-critical domain expertise and high-technical competencies
- Optimized cost structure with robust pipeline of opportunities support future revenue growth

(1) Based on cost-plus contract mix of ~50%.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Identifiable Run-Rate Net Cost Synergies of $120mm, with Significant Portion Captured in Year-One Confidence in delivering identified synergies expected annual run-rate net cost synergies of $120 million, fully achieved by late 2018 Corporate home office(2) (~$50M); Line management & functional cost (~$60M); Real estate and other (~$10M) Additionally, reduced rate structure on cost-plus contracts will drive higher win rates on contract renewals and improve competitiveness on new business pursuits Enhanced stockholder value from cost savings through improved margins and growth Annual Net Cost Synergies(1) ($M) Based on cost-plus contract mix of ~50%. Includes synergies from consolidation of home office, enterprise services, and IT.

RMT Transaction Structure

- Leidos stockholders receive a fixed $1.0 billion cash dividend or ~$13.50 per share
- LMT stockholders who elect to exchange will not receive the special dividend

	Leidos	LMT IS&GS	Fixed
Share Price (1)	$55		
Less: Dividend Per Share	~ ($13.50)		✓ (2)
Pro Forma Share Price	~ $41.50 →	~ $41.50	
Total Diluted Shares Outstanding	~ 75M →	~ 77M	✓
Equity Value	$3.1B (3)	$3.2B	
% Ownership	49.5%	50.5%	✓

The transaction delivers ~$13.50 to stockholders while providing EPS accretion in FY2018

(1) Based on Leidos 5-day volume weighted average price at announcement.
(2) Total dividend amount of $1,029M fixed, per share dividend based on share count as of record date.
(3) After special dividend of $1,029M.

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Integration Plan

Manageable Integration Risks With Significant Benefits Under Leidos Ownership Leidos business is stable and has returned to growth Attractive debt financing costs and prudent leverage Increased customer diversification with ~50/50 DoD/Civil mix Enhanced and complementary capabilities to better meet customer needs Similar cultures between both companies Lower cost structure will improve win rates IS&GS will benefit from increased focus under Leidos management Strengthen customer relationships due to increased senior management involvement IS&GS employees now aligned in a pure play services structure Expanded professional growth and development opportunities Risk Mitigation Benefits Under LDOS Ownership

Integration Philosophy and Timeline

Integration Philosophy

- Apply Leidos **"Line-Functional Matrix"**
- Focus early organization **integration on areas with revenue growth** synergies (including Health IT / Airport Modernization)
- **Business Development alignment with customers** via Account Managers, to maintain customer intimacy
- Internationally, consolidate offices and manage country-by-country
- Apply Leidos **policies and processes** throughout

Setup (currently underway)

- Established transition / integration team
- Develop deeper knowledge of IS&GS organization, policies and procedures

Design (~2 months)

- Develop overall organization plan (including level 2 structure)
- Identify key leaders

Detailed Planning (~2-3 months)

- Refine detailed organization plan (including level 3 structure)
- Detailed integration plan for IT / Finance / Payroll and other support systems

Implement (~6-12 months post close)

- Execute all detailed Integration Plans
- Implement refined universal policies and procedures
- Key external communications (e.g. DCMA / DCAA)
- Track / report progress against key identified milestones

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©2016 LEIDOS. ALL RIGHTS RESERVED

Summary of IS&GS Transaction Highly complementary market offerings, capability and customer reach Improved financial profile with structurally higher margins, earnings growth and significant cash flow generation Special dividend and earnings accretion deliver value to existing Leidos stockholders Clearly identifiable near-term cost synergies and long term revenue synergy opportunities Creates a leading Government & IT Services player with mission-critical domain expertise and high-technical competencies Consistent with stated Leidos mission & strategy

Appendix

Transaction Summary

Structure and Consideration	▸ Leidos to combine with Lockheed Martin's Information Systems & Global Solutions ("IS&GS") business via a Reverse Morris Trust structure ▸ Total transaction value of $5 billion for IS&GS, including $3.2 billion(1) in Leidos stock (~77 million shares) and $1.8 billion in special cash payment to Lockheed Martin ▸ Leidos stockholders will receive a special cash dividend of ~$1,030 million or ~$13.50 per share at closing
Merged Company	▸ Company name: Leidos; Listing: NYSE; Ticker: LDOS ▸ Headquarters: Reston, VA (current Leidos headquarters)
Ownership / Capital Structure	▸ Lockheed Martin stockholders: 50.5% ▸ Leidos stockholders: 49.5% ▸ Approximately $3.4 billion in net debt anticipated at closing
Board of Directors	▸ Roger Krone to continue as Chairman of the Board ▸ Lockheed Martin entitled to designate 3 new Directors to the Leidos Board
Management	▸ Leidos CEO, CFO, and joint management team to lead the combined entity
Approvals and Timing	▸ Leidos stockholder approval ▸ Customary closing conditions, applicable tax opinions, and regulatory authority approvals ▸ Expected closing: 2H 2016

(1) Based on Leidos 5-day volume weight average stock price of $55.22 as of January 25, 2016, and adjusted for the ~$13.50 special cash dividend.

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How Does The RMT Transaction Work? Transaction IS&GS merges with Leidos in tax-free Reverse Morris Trust transaction LMT Retained Businesses IS&GS LMT Stockholders Cash $1.8B Split-off Shares Merge (via merger sub) Leidos Existing Leidos Stockholders 50.5% 49.5% Participating LMT Stockholders Cash $1.0B IS&GS 1 2 1 3 LMT receives special cash payment of $1.8 billion; existing Leidos stockholders received $1.0 billion dividend LMT distributes Leidos shares to stockholders in exchange for LMT stock Leidos subsidiary merges with IS&GS 1 2 3

Tax-free Reverse Morris Trust structure Ownership split 49.5% existing Leidos stockholders 50.5% Lockheed Martin stockholders One-time special dividend of ~$13.50 / share to Leidos stockholders at close RMT Transaction Relative Ownership IS&GS Enterprise Value(1) $5.0 billion $4.6 billion (-) Net Debt $(1.8) billion $(0.5) billion Equity Value $3.2 billion $4.2 billion Illustrative Ownership Prior to Dividend Adjustment 43% 57% (-) One-Time Special Dividend to Leidos Stockholders - $(1.0) billion Adjusted Equity Value $3.2bn $3.1bn Adjusted Ownership Percentage 50.5% 49.5% (1) Reflects market value at announcement on January, 26th 2016. Leidos equity value derived using 5-day WVAP of $55.32

How Does The Split-Off Work?

Split-off allows LMT stockholders to elect to exchange LMT stock for Leidos stock and doesn't create any transaction risk

- Existing LMT stockholders can elect to exchange LMT shares for Leidos shares
  - ~15M LMT shares (less than 5% of LMT shares) exchanged for ~77M Leidos shares [1]
- Because LMT stockholders elect to exchange stock, Leidos creates a more stable stockholder base, compared to a spin-off transaction where all stockholders receive new stock
- ***The total amount of shares outstanding (~152M) and PF Leidos ownership are fixed – not dependent on the split-off mechanics or changes in stock prices***



~ 15M LMT Shares will be exchanged for ~77M Leidos shares
LMT Stockholders
100%
LMT
LMT Business
Participating LMT Stockholders
Leidos Existing Stockholders
50.5%
49.5%
Leidos
100%
IS&GS

leidos

25
(1) LMT shares repurchased may adjust based on offering discount and relative price fluctuations.

Prudent Leverage, in Line With Peers Gross Debt / LTM Adj. Bank EBITDA(1,2) Based on calendar 2015 Q3 filings. Adj. Bank EBITDA adds back stock-based compensation expense. Adj. Bank EBITDA includes $70 million of net cost synergies. Adj. Bank EBITDA includes $110 million of net cost synergies. Pro forma for L3-NSS transaction. Blended all-in interest rate at the current Libor rate. Assumed to be 6/30/2016 for illustration purposes. Pro Forma Capitalization ($B) Cash $0.2 Existing Leidos Debt $1.1 Incremental Debt $2.5 Total Debt $3.6 Blended Interest Rate(6) ~5% Strong free cash flow profile will support continuous capital return to stockholders and rapid delevering Maintain quarterly $0.32 / share dividends to all stockholders +IS&GS (Current Standalone) (3) (5) (4) At Close YE2018 (7)

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.